

November 9, 2012

Via E-mail
Mr. Bob Wilhelm
Corporate Controller
Verso Paper Corp.
6775 Lenox Center Court, Suite 400
Memphis, Tennessee 38115

> **Re: Verso Paper Holdings LLC**
> **Verso Paper Inc.**
> **Registration Statement on Form S-4**
> **Filed October 18, 2012**
> **File No. 333-184490**

Dear Mr. Wilhelm:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Exhibits

Exhibit 5.1

1.   Please obtain and file as an exhibit a new or revised legality opinion that opines on the laws of California, where nexTier Solutions Corporation is incorporated. For example, if counsel retains the penultimate paragraph, it must be revised to encompass California law as well.

2.   Moreover, rather than retaining the assumptions listed as (i), (ii), (iii), and (iv) prior to the numbered opinion paragraphs, ensure that those items are included within the opinion counsel renders. Refer to Section II.B.1.e of Legality and Tax Opinions in Registered Offerings, Staff Legal Bulletin No. 19 (October 14, 2011), and note in particular the third paragraph and footnote 21 of that bulletin.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director